Exhibit 3.6

CERTIFICATE OF DESIGNATIONS

OF

13.00% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

OF

LUXURBAN HOTELS INC.

Pursuant to the General Corporation Law of the State of Delaware

LuxUrban Hotels Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, pursuant to authority conferred upon the Board of Directors of the Company (the “Board”) by the provisions of the Certificate of Incorporation of the Company, as amended, which authorize the issuance of not more than 10,000,000 shares of preferred stock, par value $0.00001 per share (“Preferred Stock”), the following resolutions were adopted by the Board on October 24, 2023 in accordance with the General Corporation Law of the State of Delaware (the “General Corporation Law”):

RESOLVED, that, in accordance with the provisions of the Company’s Certificate of Incorporation, as amended, the Bylaws of the Company and applicable law, a series of Preferred Stock of the Company designated the Series A Cumulative Redeemable Preferred Stock be, and hereby is, created, and the Board hereby approves of the designation, number of shares and annual dividend rate of such series, and the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, as set forth below:

1.	Definitions. As used herein the following terms shall mean:

“Board” has the meaning set forth in the preamble hereto.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

“Certificate of Designations” means this Certificate of Designations of Series A Preferred Stock of the Company, as it may be amended from time to time.

“Change of Control” means, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s capital stock entitling that person to exercise more than 50% of the total voting power of all of the Company’s capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all of the Company’s capital stock that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in the bullet point above, neither the Company nor the acquiring or surviving entity has a class of common securities listed on a National Market.

“Change of Control Exchange Date” shall be a Business Day set forth in the notice of Delisting Event or Change of Control, as applicable, provided in accordance with Section 8(c) below that is no less than 20 days nor more than 35 days after the date on which the Company provides such notice pursuant to Section 8(c)

“Common Stock” the Company’s common stock, par value $0.00001 per share.

“Company” has the meaning set forth in the preamble hereto.

“Delisting Event” means the failure, after the original listing of the Series A Preferred Stock, to maintain the listing of the Series A Preferred Stock on a National Market.

“Delisting Event Exchange Date” shall be a Business Day set forth in the notice of Delisting Event or Change of Control, as applicable, provided in accordance with Section 8(c) below that is no less than 20 days nor more than 35 days after the date on which the Company provides such notice pursuant to Section 8(c)

“Dividend Payment Date” has the meaning set forth in Section 4(b) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“General Corporation Law” has the meaning set forth in the preamble hereto.

“Initial Rate” has the meaning set forth in Section 4(a) hereof.

“Junior Stock” means the Company’s Common Stock and any other class or series of stock of the Company hereafter authorized over which the Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Company.

“Liquidation Event” has the meaning set forth in Section 5(a) hereof.

“National Market” means the Nasdaq Stock Market (“NASDAQ”), the New York Stock Exchange (the “NYSE”), or the NYSE American, LLC (the “NYSE AMER”), or listed or quoted on an exchange or quotation system that is a successor to NASDAQ, the NYSE or the NYSE AMER.

“Parity Stock” means any additional shares of Series A Preferred Stock authorized after the date hereof and any other class or series of stock of the Company hereafter authorized that ranks on par with the Series A Preferred Stock in the payment of dividends and in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Company.

“Preferred Stock” has the meaning set forth in the preamble hereto.

“Re-Listing Event” means the time at which, after a Delisting Event, the Series A Preferred Stock is re-listed on a National Market.

“SEC” means the United States Securities and Exchange Commission.

“Senior Stock” means any class or series of stock of the Company hereafter authorized which has preference or priority over the Series A Preferred Stock as to the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Company.

“Series A Preferred Stock” has the meaning set forth in Section 2 hereof.

2.	Designation. The designation of the series of preferred stock shall be “13.00% Series A Cumulative Redeemable Preferred Stock” (the “Series A Preferred Stock”). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. Series A Preferred Stock will rank (i) senior to any class or series of Junior Stock, (ii) on parity with Parity Stock (if any) and (iii) junior to Senior Stock (if any), in each case, with respect to payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

3.	Number of Shares. The number of authorized shares of Series A Preferred Stock shall be 322,000. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) by further resolution duly adopted by the Board or any duly authorized committee of the Board and by the filing of a certificate pursuant to the provisions of the General Corporation Law Law stating that such increase has been so authorized. The Company shall have the authority to issue fractional shares of Series A Preferred Stock.

4.	Dividends. Subject to the preferential rights of holders of any class or series of Senior Stock as to dividend rights, the Holders of the issued and outstanding shares of Series A Preferred Stock shall be entitled to receive, out of funds of the Company legally available for the payment of dividends, dividends on the terms described below:

a.	Initial Rate. Each holder of a share of Series A Preferred Stock is entitled to receive, when, as and if authorized by the Board and declared by the Company, out of assets legally available for the payment of dividends, cumulative cash dividends at the initial rate, or 13.00% per annum of the $25.00 per share liquidation preference (the “Initial Rate”), equivalent to $3.25 per annum per share of Series A Preferred Stock. Dividends on each share of the Series A Preferred Stock will accrue and be cumulative from (and including) the original date of issuance of such share of Series A Preferred Stock.

b.	Payment of Dividends. Dividends shall be payable monthly in arrears on the last day of each calendar month (in an initial amount of $0.2708333 per share per month), or, if such day is not a Business Day, on the next succeeding Business Day, with the same force and effect as if made on such date (each, a “Dividend Payment Date”), commencing on November 30, 2023, (which payment shall be in the amount of $0.315972 per share). The Company will pay dividends to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which will be such date as designated by the Board for the payment of dividends, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. No holder of any shares of Series A Preferred Stock is entitled to receive any dividends paid or payable on the Series A Preferred Stock with a dividend payment date before the date such shares of Series A Preferred Stock are issued.

c.	Partial Dividend Periods. Dividends payable on the Series A Preferred Stock for any partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

d.	Cumulative Dividends. No dividends on shares of Series A Preferred Stock shall be authorized or paid or set apart for payment by the Company if the terms of any of the Company’s agreements, including agreements relating to the Company’s indebtedness, prohibit that authorization, payment or setting apart of assets or provide that the authorization, payment or setting apart of assets is a breach of or a default under that agreement, or if the authorization, payment or setting apart of assets is restricted or prohibited by law. Dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of dividends, whether or not dividends are authorized or declared and whether or not the restrictions referred to above exist. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest, and the holders of Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above. All of the dividends on Series A Preferred Stock, including any capital gain dividends, will be credited to the previously accrued and unpaid dividends on the Series A Preferred Stock. The Company will credit any dividend made on the Series A Preferred Stock first to the earliest accumulated but unpaid dividend due.

e.	Priority of Dividends. Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend payment dates, no dividends (other than in shares of Junior Stock or Parity Preferred (as defined herein) shall be declared or paid or set aside for payment upon shares of Junior Stock or Parity Preferred (as defined herein). Nor shall any other dividend be declared or made upon Junior Stock. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any Parity Stock, all dividends declared upon the Series A Preferred Stock and any Parity Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such Parity Stock that the Company may issue shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock and accumulated or accrued dividends per share on such Parity Stock that the Company may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

f.	Delisting and Re-Listing Events. If a Delisting Event occurs, the Initial Rate shall increase by 6.00% per annum until a Re-Listing Event occurs. Upon a Re-Listing Event, the dividend rate shall return to the Initial Rate.

5.	Liquidation Preference.

a.	Liquidation. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a “Liquidation Event”), the holders of shares of the Series A Preferred Stock will be entitled to be paid the assets of the Company legally available for distribution to its stockholders a liquidation preference in cash or property, at fair market value as determined by the Board, of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of the payment. Holders of shares of Series A Preferred Stock will be entitled to receive this liquidating distribution before the Company distributes any assets to holders of its Junior Stock. The rights of holders of shares of Series A Preferred Stock to receive their liquidation preference would be subject to the preferential rights of the holders of Senior Stock. Written notice will be given to each holder of Series A Preferred Stock of any Liquidation Event no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the Company’s remaining assets.

b.	Partial Payment. In the event the Company’s assets are insufficient to pay the full liquidating distributions to the holders of Series A Preferred Stock and its Parity Stock, then the Company will distribute its assets to the holders of Series A Preferred Stock and the holders of its Parity Stock ratably in proportion to the full liquidating distributions they would have otherwise received.

c.	Merger, Consolidation and Sale of Assets. For the purposes of this Section 5, a “Liquidation Event” shall include any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. For purposes of clarification, the following will not be deemed Liquidation Events:

i.	The sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company;

ii.	A merger, consolidation or conversion of the Company with any other entity; or

iii.	The Company’s engagement in a statutory stock exchange.

6.	Voting Rights.

a.	No Voting Rights Generally. Holders of Series A Preferred Stock generally will have no voting rights, except as set forth herein or as otherwise provided by law.

b.	Voting Rights in the Case of Dividend Arrears. Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for eighteen (18) or more consecutive or non-consecutive monthly periods (a “Preferred Dividend Default”), the holders of Series A Preferred Stock and the holders of all other classes or series of preferred stock of the Company ranking on parity with the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up and upon which like voting rights have been conferred, and are exercisable (“Parity Preferred”) and with which the holders of Series A Preferred Stock are entitled to vote together as a single class voting together as a single class, shall be entitled to vote for the election of a total of two additional directors to serve on the Board (the “Preferred Directors”) until all dividends accumulated and unpaid on such Series A Preferred for all past dividend periods shall have been fully paid. At such time as the holders of Series A Preferred Stock become entitled to vote in the election of Preferred Directors, the number of directors serving on the Board will be increased automatically by two directors (unless the number of directors has previously been so increased pursuant to the terms of any class or series of Parity Preferred). For the purposes of determining whether a Preferred Dividend Default has occurred or is continuing, a dividend in respect of Series A Preferred Stock shall be considered timely made if made within two Business Days after the applicable Dividend Payment Date if at the time of such late payment date there shall not be any prior dividend periods in respect of which full dividends were not timely made at the applicable Dividend Payment Date.

c.	A Preferred Director will be elected by a plurality of the votes cast in the election of Preferred Directors and shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies or such Preferred Director’s earlier death, disqualification, resignation or removal. The election of Preferred Directors will take place at (i) either (A) a special meeting called in accordance with this Section if the request is received more than 60 days before the date fixed for the Company’s next annual or special meeting of stockholders or (B) the next annual or special meeting of stockholders if the request is received within 60 days of the date fixed for the Company’s next annual or special meeting of stockholders, and (ii) at each subsequent annual meeting of stockholders, or special meeting at which Preferred Directors are to be elected, until the right of holders of Series A Preferred Stock to elect Preferred Directors shall have terminated.

d.	At any time when holders of Series A Preferred Stock are entitled to vote in the election of Preferred Directors, the Secretary of the Company shall, unless the request is received more than 60 days before the date fixed for the Company’s next annual or special meeting of stockholders, call or cause to be called, upon written request of holders of record of at least 10% of the outstanding shares of Series A Preferred Stock and Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors, a special meeting of stockholders for the purpose of electing Preferred Directors by mailing or causing to be mailed to the stockholders entitled to vote a notice of such special meeting to be held not fewer than ten or more than 45 days after the date such notice is given. The record date for determining holders of the Series A Preferred Stock entitled to notice of and to vote at such special meeting will be the close of business on the third Business Day preceding the day on which such notice is mailed. The holder or holders of one-third of the outstanding shares of Series A Preferred Stock and Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors, present in person or by proxy, will constitute a quorum for the election of the Preferred Directors except as otherwise required by law. Notice of all meetings of stockholders at which holders of Series A Preferred Stock are entitled to vote in the election of Preferred Directors will be given to such holders at their addresses as they appear in the Company’s stock transfer records. At any such meeting or adjournment thereof, in the absence of a quorum, subject to the provisions of any applicable law, the affirmative vote of a majority of the holders of the Series A Preferred Stock and Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors present in person or by proxy, voting together as a single class, shall be sufficient to adjourn the meeting for the election of the Preferred Directors, without notice other than an announcement at the meeting, until a quorum is present. If a Preferred Dividend Default shall terminate after the notice of a special meeting for the purpose of electing Preferred Directors has been given but before such special meeting has been held, the Company shall, as soon as practicable after such termination, mail or cause to be mailed notice of such termination to holders of the Series A Preferred Stock that would have been entitled to vote at such special meeting.

e.	If and when all accumulated dividends on such Series A Preferred Stock for all past Dividend Periods shall have been fully paid, the right of the holders of Series A Preferred Stock to elect such additional two directors shall immediately cease (subject to revesting in the event of each and every Preferred Dividend Default), and, unless there are outstanding shares of Parity Preferred upon which like voting rights remain exercisable, the term of office of each Preferred Director so elected shall terminate and the number of directors constituting the Board shall be reduced accordingly. If the rights of holders of Series A Preferred Stock to elect Preferred Directors have terminated in accordance with this Section 6(e) after any record date for the determination of stockholders entitled to vote in the election of such Preferred Directors but before the closing of the polls in such election, holders of Series A Preferred Stock outstanding as of such record date shall not be entitled to vote in such election of Preferred Directors. Any Preferred Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series A Preferred Stock and the Parity Preferred then entitled to vote together as a single class in the election of Preferred Directors. So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Director may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a plurality of the votes cast in the election of Preferred Directors. Each of the Preferred Directors shall be entitled to vote on any matter before our Board.

f.	Specified Voting Rights. So long as any shares of Series A Preferred Stock remain outstanding, the Company will not:

i.	authorize or create, or increase the number of authorized or issued shares of Senior Stock, or reclassify any authorized shares of capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, without the affirmative vote of at least two-thirds of the votes entitled to be cast collectively by the holders of the then-outstanding shares of Series A Preferred Stock (voting as a separate class); or

ii.	amend, alter or repeal the provisions of the Company’s Certificate of Incorporation (including this Certificate of Designations), whether by merger, consolidation, conversion or otherwise, in each case in such a way that would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock at the time (voting as a separate class).

1.	The voting provisions set forth in Section 6(f) will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, the Company has redeemed all outstanding shares of Series A Preferred Stock.

g.	Procedures for Voting. In any matter in which the holders of shares of Series A Preferred Stock are entitled to vote separately as a single class, each share of Series A Preferred Stock will be entitled to one vote. If the holders of shares of Series A Preferred Stock and any other class or series of Parity Stock are entitled to vote together as a single class on any matter, the Series A Preferred Stock and the shares of the other class or series of Parity Stock will have one vote for each $25.00 of liquidation preference.

7.	Redemption.

a.	Optional Redemption. At any time or from time to time on or before October 26, 2026 the Company may at its option, redeem the Series A Preferred Stock, in whole or in part, at a redemption price equal to $26.00 per share of Series A Preferred Stock, plus an amount equal to accrued and unpaid dividends (whether or not declared) on the Series A Preferred Stock up to, but not including, the date of such redemption, upon written notice. At any time or from time to time after October 26, 2026, the Company may at its option redeem the Series A Preferred Stock, in whole or in part, at a redemption price equal to $25.50 per share of Series A Preferred Stock, plus an amount equal to accrued and unpaid dividends (whether or not declared) on the Series A Preferred Stock up to, but not including, the date of such redemption, upon written notice.

i.	Notice. The Company shall give notice of redemption by mail to each holder of record of Series A Preferred Stock at the address shown on the stock transfer books of the Company. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective. Any notice of any redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a securities offering or other corporate transaction. Each notice will state the following: the redemption date; the redemption price; the number of shares of Series A Preferred Stock to be redeemed; the place or places where the certificate, if any, representing the shares of Series A Preferred Stock to be redeemed are to be surrendered for payment; the procedures for surrendering non-certificates shares for payment; and that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date. If the Company has given a notice of redemption and has paid or set apart sufficient assets for the redemption in trust for the benefit of the holders of shares of Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and an amount equal to any accrued and unpaid dividends (whether or not declared) to (but not including) the redemption date. The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or the Company’s default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

b.	Special Optional Redemption. In the event of a Change of Control or Delisting Event occurring prior to October 26, 2024, the Company shall within 120 days after the first date on which such Change of Control or Delisting Event occurred, redeem the Series A Preferred Stock, in whole or in part, by paying $25.00 per share of Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of such redemption. In the event of a Change of Control of Delisting Event occurring on or after October 26, 2024, the Company or the acquiring or surviving entity may, as applicable, at its option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control or Delisting Event occurred by paying $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

i.	Notice. The Company shall mail to record holders of shares of the Series A Preferred Stock a notice of redemption no fewer than 30 days nor more than 60 days before the redemption date. The notice shall be mailed to the addresses shown on the stock transfer books of the Company. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective. Each notice will state the following: the redemption date; the redemption price; the number of shares of Series A Preferred Stock to be redeemed; the place or places where the certificates, if any, representing the shares of Series A Preferred Stock to be redeemed are to be surrendered for payment; the procedures for surrendering non-certificated shares for payment; that the shares of Series A Preferred Stock are being redeemed pursuant to the Company’s special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date. If the Company has given a notice of redemption and has paid or set apart sufficient assets for the redemption in trust for the benefit of the holders of shares of Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends (whether or not declared) to (but not including) the redemption date. The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or the Company’s default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

8.	Exchange Rights. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Section 8.

a.	Exchange Rights of Series A Preferred Stock. On or after October 26, 2024, upon the occurrence of a Delisting Event or Change of Control, as applicable, each holder of outstanding shares of Series A Preferred Stock shall have the right, unless, on or prior to the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, the Company has provided or provides notice of its election to redeem the Series A Preferred Stock to exchange some or all of the Series A Preferred Stock held by such holder on the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, into a number of shares of Common Stock per share of Series A Preferred Stock to be exchanged equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference per share of Series A Preferred Stock to be exchanged plus (y) the amount of any accrued and unpaid dividends to, but not including, the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable (unless the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined in Section 8(d)) and (B) 13.4048 (the “Share Cap”), which is the quotient obtained by dividing the (i) $25.00 liquidation preference per share of Series A Preferred Stock by (ii) one-half of the closing price of the Common Stock on October 23, 2023, subject to Section 8(b).

b.	Share Cap. The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

c.	Exchange Consideration. In the case of a Delisting Event or Change of Control, as applicable, pursuant to which shares of Common Stock shall be exchanged for cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of shares of Series A Preferred Stock shall receive upon exchange of such shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Delisting Event or Change of Control, as applicable, had such holder held a number of shares of Common Stock equal to the Common Stock Exchange Consideration immediately prior to the effective time of the Delisting Event or Change of Control, as applicable (the “Alternative Exchange Consideration”; and the Common Stock Exchange Consideration or the Alternative Exchange Consideration, as may be applicable to a Delisting Event or Change of Control, as applicable, shall be referred to herein as the “Exchange Consideration”).

i.	Election of Exchange Consideration. In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Delisting Event or Change of Control, as applicable, the Exchange Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the shares of Common Stock that were voted in such an election (if electing between two types of consideration) or holders of a plurality of the shares of Common Stock that were voted in such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Delisting Event or Change of Control, as applicable.

d.	Common Stock Price. The “Common Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of the Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the National Market on which the Common Stock is then traded, or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange. “Common Stock Price” for any Delisting Event will be the average of the closing price per share of the Common Stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

e.	Fractional Shares. No fractional shares of Common Stock shall be issued upon the exchange of Series A Preferred Stock. In lieu of fractional shares of Common Stock otherwise issuable in respect of the aggregate number of shares of Series A Preferred Stock of any holder that are exchanged, that holder shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price. If more than one share of Series A Preferred Stock is surrendered for exchange at one time by or for the same holder, the number of full shares of Common Stock issuable upon exchange thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered.

f.	Notice. Within 15 days following the occurrence of a Delisting Event or Change of Control, as applicable, a notice of occurrence of the Delisting Event or Change of Control, as applicable, describing the resulting exchange right, as applicable, shall be delivered to the holders of record of the Series A Preferred Stock at their addresses as they appear on the Company’s stock transfer records and notice shall be provided to the Company’s transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the exchange of any share of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state:

i.	the events constituting the Delisting Event or Change of Control, as applicable;

ii.	the date of the Delisting Event or Change of Control, as applicable;

iii.	the last date on which the holders of Series A Preferred Stock may exercise their exchange right, as applicable;

iv.	the method and period for calculating the Common Stock Price;

v.	the Delisting Event Exchange or Change of Control Exchange Date, as applicable;

vi.	that if, on or prior to the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, the Company has provided or provides notice of its election to redeem all or any portion of the Series A Preferred Stock, the holder will not be able to exchange shares of Series A Preferred Stock designated for redemption and such shares of Series A Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for exchange;

vii.	if applicable, the type and amount of Alternative Exchange Consideration entitled to be received per share of Series A Preferred Stock;

viii.	the name and address of the paying agent and the exchange agent; and

ix.	the procedures that the holders of Series A Preferred Stock must follow to exercise the exchange right.

g.	Publication of Notice. The Company shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Company’s website, in any event prior to the opening of business on the first Business Day following any date on which the Company provides notice pursuant to Section 8(f) above to the holders of Series A Preferred Stock.

h.	Exercise of Exchange Right. In order to exercise the exchange right, as applicable, a holder of shares of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, the certificates (if any) representing the shares of Series A Preferred Stock to be exchanged, duly endorsed for transfer, together with a written exchange notice completed, to the Company’s transfer agent. Such notice shall state: (i) the relevant Delisting Event Exchange Date or Change of Control Exchange Date, as applicable; (ii) the number of shares of Series A Preferred Stock to be exchanged; and (iii) that the shares of Series A Preferred Stock are to be exchanged pursuant to the applicable provisions of this Certificate of Designation. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company (“DTC”).

i.	Withdrawal of Notice of Exercise of Exchange Right. Holders of Series A Preferred Stock may withdraw any notice of exercise of an exchange right (in whole or in part), as applicable, by a written notice of withdrawal delivered to the Company’s transfer agent prior to the close of business on the Business Day prior to the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable. The notice of withdrawal must state:

i.	the number of withdrawn shares of Series A Preferred Stock;

ii.	if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series A Preferred Stock; and

iii.	the number of shares of Series A Preferred Stock, if any, which remain subject to the exchange notice. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

j.	Effective Date of Exchange. Shares of Series A Preferred Stock as to which the exchange right has been properly exercised and for which the exchange notice has not been properly withdrawn shall be exchanged for the applicable Exchange Consideration on the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, unless, on or prior to the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, the Company has provided or provides notice of its election to redeem such shares of Series A Preferred Stock. If the Company elects to redeem shares of Series A Preferred Stock that would otherwise be exchanged for the applicable Exchange Consideration on a Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, such shares of Series A Preferred Stock shall not be so exchanged and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

9.	Sinking Fund. The Series A Preferred Stock shall not be subject to any sinking fund or mandatory redemption provisions.

10.	Preemption. The holders Series A Preferred Stock shall not have any preemptive rights to purchase or subscribe for any class or series of the Company’s common stock or any other security of the Company.

11.	Rank. Notwithstanding anything set forth in the Certificate of Incorporation, as amended, or this Certificate of Designations to the contrary, the Board or any authorized committee of the Board, without the vote of the holders of the Series A Preferred Stock, may authorize and issue additional shares of Series A Preferred Stock (provided that the terms of any such issuance of Series A Preferred Stock shall include the requirement that the Company deposit into a segregated account, upon the closing of such sale, eighteen (18) regular monthly dividend payments with respect to the additional shares of Series A Preferred Stock that are issued), Parity Stock or Junior Stock. Any authorization or creation, or increase in the number of authorized or issued shares of Senior Stock, or reclassification of any authorized shares of capital stock into any shares of Senior Stock, or creation, authorization or issuance of any obligation or security convertible into or evidencing the right to purchase any shares of Senior Stock would require the affirmative vote of the at least two-thirds of the votes entitled to be cast collectively by the holders of the outstanding shares of Series A Preferred Stock (voting as a separate class).

12.	Information. During any period in which the Company is not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or are not otherwise subject to registration or reporting requirements of the SEC and any shares of Series A Preferred Stock are outstanding, the Company will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series A Preferred Stock, as their names and addresses appear in the Company’s record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that the Company would have been required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act if it was subject thereto (other than any exhibits that would have been required) and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series A Preferred Stock. The Company will mail (or otherwise provide) the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which the Company would have been required to file such reports with the SEC if it was subject to Section 13 or Section 15(d) of the Exchange Act.

13.	Repurchase or Sale. Subject to applicable law, the Company may purchase shares of Series A Preferred Stock in the open market, by tender or by private agreement.

14.	Amendment. Subject to Section 6(f)(ii)(1), this Certificate of Designations shall not, without the affirmative consent or vote of the holders of at least two-thirds of the then-outstanding shares of Series A Preferred Stock at the time (voting as a separate class), be amended, altered or repealed in any manner that would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed by its duly authorized officer on this 26th day of October, 2023.

LUXURBAN HOTELS INC.

By:	/s/ Brian Ferdinand
Name:	Brian Ferdinand
Title:	Chairman and Chief Executive Officer

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